KEFEI LI DIRECT DIAL +8610 5905 5610 +86135 1106 5480 DIRECT FAX +8610 6505 5360 EMAIL ADDRESS kefei.li@sidley.com	SIDLEY AUSTIN LLP 盛德国际律师事务所 SUITE 608, TOWER C2, ORIENTAL PLAZA, NO.1 EAST CHANG AN AVENUE, DONG CHENG DISTRICT, BEIJING — TEL: +86 10 5905 5588 FAX: +86 10 6505 5360 February 5, 2019

AFFILIATED OFFICES

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WASHINGTON, D.C.

Christopher Dunham, Staff Attorney

Erin Purnell, Staff Attorney

William Schroeder, Staff Accountant

Benjamin Phippen, Staff Accountant

Re:	Puyi Inc.

Registration Statement on Form F-1 (333-228510)

Dear Mr. Dunham, Ms. Purnell, Mr. Schroeder and Mr. Phippen,

On behalf of our client, Puyi Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are filing herewith the Amendment No.3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission. This Amendment No.3 to the Registration Statement primarily updated the offering price range, offering size and offering-related expenses, and also updated certain disclosures in the Registration Statement to reflect the Company’s recent developments.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement in the week of February 25, 2019, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 10 5905 5610 or via email at Kefei.li@sidley.com. Questions relating to accounting and auditing matters of the Company may also be directed to audit engagement partner at Marcum Bernstein & Pinchuk LLP, Charles Yin, by telephone at (86) 20-3877-1089, or by email charles.yin @marcumbp.com.

Very truly yours,

/s/ Kefei Li
Kefei Li

Enclosures

cc:	Haifeng Yu, Chief Executive Officer, Puyi Inc.

Hu Anlin, Chief Financial Officer, Puyi Inc.

Charles Yin, Partner, Marcum Bernstein & Pinchuk LLP